Contact

www.linkedin.com/in/eric-m-tropin-cpa-mba (LinkedIn)

Top Skills

Financial Statements
US GAAP
Payroll Taxes

Certifications

Certified Public Accountant

Eric M. Tropin, CPA, MBA

Controller at L.P. Transportation, Inc.
Newburgh Junction, New York, United States

Experience

L.P. Transportation, Inc.
Controller
June 2018 - Present (6 years 2 months)

Balchem Corporation
3 years 11 months

Corporate Financial Reporting Manager
November 2016 - June 2018 (1 year 8 months)

• Manage the SEC reporting XBRL process from beginning to end and work with the 3rd party vendor accordingly.
• Coordinate the preparation and review of quarterly and annual financial statement filings, including drafting footnotes and MD&A, to be filed with the SEC.
• Manage compilation of quarterly control book.
• Assist in the preparation of the earning release and other public-facing financial documents.
• Prepare quarterly Board of Directors presentations.
• Coordinate and support the external audits and reviews and be the lead person responsible for interacting with external auditors.
• Research pertinent FASB guidance related to complex accounting matters while ensuring timely and accurate resolution.
• Manage the preparation of technical accounting papers, policies and procedures.
• Responsible for researching all new accounting pronouncements and then presenting to the Corporate accounting and finance team.
• Manage review comments on draft SEC reports.
• Work with external auditors to ensure all SEC review comments are addressed.
• Lead the Company's disclosure committee.
• Participate in the M&A process, including due diligence and integration.
• Participate in the valuation process and preparation of opening balance sheets for acquisitions, including proper application of business combination rules.

Accounting Supervisor
June 2015 - November 2016 (1 year 6 months)

Senior Staff Accountant
August 2014 - June 2015 (11 months)
New Hampton, NY

Vanacore, DeBenedictus, DiGovanni & Weddell
6 years 3 months

Senior Accountant
July 2013 - August 2014 (1 year 2 months)
Newburgh, NY

In-Charge Accountant
July 2011 - June 2013 (2 years)
Newburgh, NY

Junior Accountant
June 2008 - June 2011 (3 years 1 month)

Cartus
Relocation Accounting Analyst
2007 - 2007 (less than a year)

Education

University of Wisconsin-Whitewater
Master of Business Administration (M.B.A.), Finance · (2016 - 2018)

Mount Saint Mary College
B.S., Accounting · (2005 - 2008)